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October 23, 2020

VIA EDGAR

Office of Manufacturing,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Asia Timmons-Pierce

Re:	TS Innovation Acquisitions Corp.

Confidential Draft Registration Statement on Form S-1

Submitted September 25, 2020

CIK No. 0001826000

Ladies and Gentlemen:

We write on behalf of TS Innovation Acquisitions Corp. (the “Company”) to respond to the comment from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated October 21, 2020, in a letter to Paul Galiano, Chief Financial Officer of the Company, concerning the Company’s Draft Registration Statement on Form S-1, confidentially submitted pursuant to the Securities Act of 1933, as amended, on September 25, 2020 (the “Draft Registration Statement”). Enclosed please find copies of the Registration Statement publicly filed on Form S-1 (the “Registration Statement”), marked to show changes from the Draft Registration Statement. The Company is concurrently filing via EDGAR the Registration Statement for review by the Staff.

To facilitate the Staff’s review, we have included in this letter the Staff’s numbered comment in bold text and have provided the Company’s response immediately following the numbered comment.

Securities and Exchange Commission

October 23, 2020

Draft Registration Statement on Form S-1

General

1.	We note that Exhibit 3.1 is the Certificate of Incorporation of Strategic Acquisitions Corp. and not TS Innovation Acquisitions Corp. Please advise.

Response: The Company respectfully advises the Staff that on September 21, 2020, the Company filed with the Secretary of State of the State of Delaware a certificate of amendment, pursuant to which the Company amended the certificate of incorporation of the Company, dated September 18, 2020, to change the name of the Company from “Strategic Acquisitions Corp.” to “TS Innovation Acquisitions Corp.” Exhibit 3.1 to the Registration Statement includes both the certificate of incorporation and the certificate of amendment. The Company has revised the description of Exhibit 3.1 on page II-6 of the Registration Statement in response to the Staff’s comment to clarify that the Company’s certificate of incorporation has been amended and that both the original certificate of incorporation and the certificate of amendment are filed as Exhibit 3.1.

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Securities and Exchange Commission

October 23, 2020

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me on (212) 558-3109 or by email (millersc@sullcrom.com).

Very truly yours,

/s/ Scott D. Miller

cc:	Geoffrey Kruczek

(Securities and Exchange Commission)

Paul Galiano

(TS Innovation Acquisitions Corp.)

Catherine M. Clarkin

(Sullivan & Cromwell LLP)